June 20, 2006

VIA EDGAR AND HAND DELIVERY

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

ATTN:	Jeffrey Riedler Assistant Director Mail Stop 6010
Re:	Osiris Therapeutics, Inc. File No. 333-134037 Form S-1 filed May 12, 2006

Dear Mr. Riedler:

        On behalf of Osiris Therapeutics, Inc. (the "Company"), this letter responds to the Staff's comment letter dated June 8, 2006 regarding the Company's Form S-1 Registration Statement filed with the Securities and Exchange Commission on May 12, 2006. A marked copy of Amendment No. 1 showing the changes from the Registration Statement as originally filed is attached for your reference. For your convenience and as requested by comment number two in the Staff's comment letter, each of the Staff's comments has been reproduced below, followed by the Company's response to such comment.

General

1.
Please note that where we provide examples to illustrate what we mean by our comments, they are examples and not exhaustive lists. If our comments are applicable to portions of the filing that we have not cited as examples, make the appropriate changes in accordance with our comments.

  RESPONSE:    The Company respectfully acknowledges the Staff's comment and has made all appropriate changes in the Registration Statement.

2.
In your response letter, please state our comment and then explain each change that has been made in response to a comment. In addition, you should also reference each page number in which disclosure has been revised in response to a comment so that we can easily place your revised disclosure in its proper context.

  RESPONSE:    The Company has complied with the Staff's request in this response letter.

3.
Please file as promptly as possible all exhibits required by the Exhibit Table provided in Item 601(a) of Regulation S-K. We note, for example, that you have not filed the opinion or consent of your legal counsel, along with other exhibits. Please note that we may have comments on these materials once they are filed.

  RESPONSE:    The Company respectfully acknowledges the Staff's comment and notes that it either has filed or will file all agreements required by Item 601(a) of Regulation S-K as soon as possible.

4.
Please complete all of the blank sections of your filing prior to filing the next amendment. In particular, we note that you have left the Use of Proceeds sections with blanks, which makes it difficult for us to comment on your disclosure.

  RESPONSE:    The Company respectfully acknowledges the Staff's comment and intends to complete blank sections as soon as information is available. The Company has revised the Registration Statement to provide information regarding Use of Proceeds as noted in the response to comment number 15.

5.
Please provide us proofs of all graphic, visual or photographic information you will provide in the printed prospectus prior to its use, for example in a preliminary prospectus. Please note we may have comments regarding this material.

  RESPONSE:    The Company does not intend at this time to use any graphic, visual or photographic information in the printed prospectus. The Company will provide the Staff such information prior to use in a printed prospectus if it decides to use such information in the future.

6.
Please note that when you file a pre-effective amendment containing pricing-related information, we may have additional comments. As you are likely aware, you must file this amendment prior to circulating the prospectus.

  RESPONSE:    The Company respectfully acknowledges the Staff's comment.

7.
Please note that when you file a pre-effective amendment that includes your price range, it must be bona fide. We interpret this to mean that your range may not exceed $2 if you price below $20 and 10% if you price above $20.

  RESPONSE:    The Company respectfully acknowledges the Staff's comment.

8.
Throughout the registration statement, you cite various estimates, statistics and facts and figures. Where you provide your own estimates, please explain how you arrived at those estimates and disclose any third-party sources you relied upon. For all other figures, please identify your sources in the registration statement. Set forth below is an illustrative and not exhaustive list of statements that should be supported:

•
"patients who have had this procedure are 10 to 15 times more likely to develop osteoarthritis...," p.2, 49

•
"...approximately 800,000 people have surgery to remove damaged or torn meniscus," p.2, 49

•
"700,000 people experience their first heart attack..." p. 2, 50

•
"20% of these patients suffer extensive damage...within six years," p. 50

•
"each year in the United States over 900,000 surgical procedures are performed...," p.52

•
"60% of Crohn's disease patients require at least one surgery...500,000 cases of diagnosed Crohn's...10% have a severe exacerbation...50%....relapse within a year...recurrence rates...85%," p. 56

  RESPONSE:    In response to the Staff's comment, the Company has identified the sources of certain factual statements in the Registration Statement, and respectfully advises the Staff that each of the identified sources is publicly available. In addition, certain factual statements in the Registration Statement reflect the conclusions of the Company based on its research and analysis and the research and analysis of certain third parties. These statements have been qualified in the Registration Statement to reflect the fact that they are the belief of the Company based on its research and analysis and the research and analysis of third parties. Because the third party sources contribute to and support the basis for the Company's beliefs but are not the exclusive basis, the Company has not named the third party sources in the Registration Statement.

Risk Factors, p. 8
"If the potential of our stem cell therapies...," p. 9

9.
We note your statement that your therapies are subject to various risks, including the impact of possible side effects, unintended immune system responses and inadequate efficacy. In each case, if there are facts or circumstances which would indicate that any of these risks may come to fruition, you should disclose those facts specifically rather than referring to these risks generically.

  RESPONSE:    In response to the Staff's comment, the Company has revised the disclosure on page 10 of the Registration Statement to reflect that it has not treated enough patients to permit a determination of whether serious unintended consequences will occur.

"There are no FDA approved treatments...." p. 10

10.
Please explain what you mean by "efficacy endpoints." Also explain the concept of "statistical significance."

  RESPONSE:    In response to the Staff's comment, the Company has expanded the disclosure on page 10 of the Registration Statement to explain the meaning of efficacy endpoints and statistical significance.

11.
In addition, expand your disclosure relating to the "graveness of the underlying disease and dire prognosis." Specifically, explain how the graveness of the disease makes it more difficult to show efficacy of the product.

  RESPONSE:    In response to the Staff's comment, the Company has revised the disclosure on page 10 of the Registration Statement to explain that the graveness of the disease means that fewer patients will survive to be evaluated at the end of the study.

"Our dependence on a limited supply of adult marrow...." p. 12

12.
Please disclose whether you have experienced supply problems in the past and how those problems, if any, affected your revenues.

  RESPONSE:    In response to the Staff's comment, the Company has revised the disclosure on page 12 of the Registration Statement to describe the effect of supply limitations for Osteocel.

"We use third party collaborators...." p. 14

13.
It appears that your agreement with Blackstone Medical is a material contract. Please file it as an exhibit to the registration statement.

  RESPONSE:    In response to the Staff's comment, the Company has filed the Distribution and Supply Agreement with Blackstone Medical, Inc. as Exhibit 10.18 to the Registration Statement. Certain proprietary information contained in this agreement is the subject of an Application for Confidential Treatment.

"If we are not able to recruit and retain qualified management..." p. 16

14.
Please expand the discussion to indicate the extent to which you have employment agreements with your key personnel.

  RESPONSE:    In response to the Staff's comment, the Company has revised the disclosure on page 17 of the Registration Statement to discuss the key employees with whom it has entered into employment agreements.

Use of proceeds, p. 31

15.
For each allocation you have disclosed, please also disclose the stage of completion that the proceeds will allow you to achieve. For example, if your allocation of proceeds will allow you to complete the development and approval of Prochymal in its entirety, you should state this fact in this section.

  RESPONSE:    The Company respectfully acknowledges the Staff's comment and has revised the disclosure on page 31 to discuss estimated milestones in its clinical trials that the Company currently believes are achievable based on the Company's current resources and anticipated proceeds of this offering. However, as noted in the revised disclosure on page 31, the Company is unable to make such estimates with any significant degree of certainty because the clinical trials are subject to many variables and risks as disclosed under "Risk Factors" in the Registration Statement.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 35 Research and Development Costs, pages 38 - 39

16.
Please revise your disclosure and restate your financial statements to exclude the legal costs of pursuing patent protection for intellectual property from research and development expenses or tell us why your current presentation is considered appropriate. Please refer to paragraph 10 of SFAS 2.

  RESPONSE:    The Company respectfully acknowledges the Staff's comment. Upon analysis of the legal expenses included in research and development ("R&D") costs for the year ended December 31, 2005, the Company has determined that $61,000 should not have been classified as R&D costs, representing less than 0.4% of the total R&D costs for 2005. The Company determined that all legal costs associated with patents were appropriately classified in General and Administrative Expenses for the years ended December 31, 2004 and 2003. The Company respectfully submits that the amount improperly classified for the year ended December 31, 2005 is not material, and therefore the Company believes that restatement of the financial statements is not necessary. However, the Company has modified Management's Discussion and Analysis on page 38 of the Registration Statement to remove references to legal costs for patent protection under the heading Research and Development Costs.

17.
While you do not account for all of your internal research and development costs on a project basis, please provide as much quantitative and qualitative disclosure as possible about the amount of costs, both internal and external, incurred during each period presented and incurred to date on each of your major research and development projects. In addition, please reconcile these amounts to the research and development expense reported on your statements of operations. To the extent that you can not attribute costs to each project, please explain why management does not maintain and evaluate those costs by project.

  RESPONSE:    The Company respectfully acknowledges the Staff's comment. However, because all of the current research and development conducted by the Company is based on mesenchymal stem cells, which represent a single platform technology, the Company respectfully submits that any disclosure of internal research and development costs on a project-by-project basis would be speculative and that the current disclosure is the most information that can be practicably and reliably provided.

18.
While you are unable to determine with certainty the duration and completion costs of your research and development projects, and do not know for certain when and to what extent future revenues will materialize, please provide as much estimated qualitative and quantitative disclosure as possible. We believe that including disclosures about estimated future expenses related to your major research and development projects in the MD&A would be useful for investors. Please refer to the Division of Corporation Finance "Current Issues and Rulemaking Projects Quarterly Update" under section VIII—Industry Specific Issues—Accounting and Disclosure by Companies Engaged in Research and Development Activities. You can find it at the following website address: http://www.sec.gov/divisions/corpfin/cfcrq032001.htm. To the extent that information requested above is not estimable, disclose that fact and the reason why it is not estimable.

  RESPONSE:    In response to the Staff's comment, the Company has revised the disclosure on page 38 of the Registration Statement to provide estimates of future expenses related to the Company's major research and development projects.

Liquidity and Capital Resources, page 44 Capital Resources, page 45

19.
Please include a discussion of the historical and expected effects of material new contracts and the achievement of revenue recognition milestones on operations and financial position. Disclose the amount and timing of material up-front and milestone fees scheduled to be received and to be recognized as revenue from your collaborative agreements over each of the next five years. Discuss any material uncertainties affecting the future realization of revenues.

  RESPONSE:    The Company respectfully acknowledges the Staff's comment. Although the Company has the right to receive milestone fees under its collaborative agreements as discussed in the Registration Statement under "Business—Collaborations," these fees are conditioned upon milestones, the achievement of which is dependent on many variables and risks, including those disclosed in the Registration Statement under "Risk Factors." Consequently, the Company respectfully submits that any estimate of the amount and timing of future payments under the Company's collaborative agreements is speculative. In addition, the Registration Statement reflects the current intention of the Company not to enter into material new collaborative agreements. The Company respectfully submits that the current disclosure is the most information that can be practicably and reliably provided.

Business, p. 48

20.
When you disclose the results of clinical trials, you should disclose whether your results are statistically significant. In addition, where you refer to statistical significance, please disclose the associated p-values. As noted above, the first time you refer to statistical significance, you should explain what statistical significance means so that investors can better understand your disclosure.

  RESPONSE:    In response to the Staff's comment, the Company has revised the disclosure on page 56 of the Registration Statement to define statistical significance and to explain why a determination of statistical significance has not been performed with respect to the results of the Phase II clinical trials to investigate the use of Prochymal in patients with acute graft versus host disease.

21.
For each agreement you describe in this section, please make sure that you describe all material terms of the agreement, including consideration, term and termination provisions, and all other material rights and obligations. As one example only, we note that much of this information was not included in your discussion of the Blackstone Medical agreement.

  RESPONSE:    The Company respectfully acknowledges the Staff's comment and has expanded the disclosure on page 62 of the Registration Statement to describe all material terms of the agreement between the Company and Blackstone Medical, Inc. In addition, the Company has reviewed the disclosure relating to the other material agreements in the Registration Statement and believes that all material terms of the agreements are currently described.

Management, p. 73

22.
We note that Mr. Moyes will serve as a director upon completion of the offering. Please provide the consent requested by Rule 438. The consent should include a reference to its use in connection with the original filing of this registration statement.

  RESPONSE:    In response to the Staff's comment, the Company has filed the consent required by Rule 438 as Exhibit 99.1 to the Registration Statement. With respect to the use of the consent in connection with the original filing of the Registration Statement, the Company notes that the consent was dated and provided prior to the original filing of the Registration Statement.

Certain relationships and related transactions, p. 80

23.
Item 60l(b)(10) of Regulation S-K requires that you file each agreement listed in this section as an exhibit to the registration statement. Please file these agreements.

  RESPONSE:    In response to the Staff's comment, the Company hereby confirms that it either has filed or will file all agreements required by Item 601(b)(10) of Regulation S-K.

Registration Rights, page 88

24.
We note that you have a registration rights agreements relating to your convertible notes and preferred stock. Please include the registration rights agreement as an exhibit and summarize in the filing the significant terms of the agreements. Please provide us an analysis of how you accounted for the warrants and registration rights agreement under EITF 00-19 and SFAS 133. We note that you do not have enough authorized shares for the underlying shares. Please address that fact, any liquidating, damages that may result due to failure to comply with the registration rights agreement, and any other relevant terms discussed in EITF 00-19. Please also refer to the Division of Corporation Finance "Current Accounting and Disclosure Issues" Section II(B)—Classification and Measurement of Warrants and Embedded Conversion Features (New). You can find this at the following website: http://www.sec.gov/divisions/corpfin/acctdis120l05.pdf. You may also refer to EITF 05-4 as applicable, which is currently being deliberated.

  RESPONSE:    In response to the Staff's comment, the Company has revised the disclosure on pages 91 and 92 of the Registration Statement to describe the significant terms of the registration rights agreements and has filed the registration rights agreement with Cambrex Corporation as Exhibit 10.21. The Company has not filed as an exhibit the registration rights agreement associated with the $20.6 million convertible note because, as indicated in the revised disclosure on pages 91 and 92 of the Registration Statement, the right to convert the note into registrable shares of Company common stock arises only if an initial public offering of the Company's common stock occurs after December 20, 2006, meaning that all such registration rights will terminate upon this offering.

  The registration rights agreements do not provide for any liquidating damages as contemplated in EITF 05-4 "The Effect of a Liquidating Damages Clause on a Freestanding Financial Instrument Subject to Issue No. 00-19." Although the Company is subject to certain obligations under the registration rights agreements, there is no cash or other form of liquidating damages associated with the Company's failure to successfully register the shares.

  The Company acknowledges that there are not sufficient authorized and unissued shares to satisfy its obligations under the registration rights agreements and other commitments. However, it is the Company's intention to effect a reverse stock split prior to the consummation of the offering. After the completion of the reverse stock split, there will be a sufficient number of authorized and unissued shares to satisfy its obligations under all registration rights and other commitments for the issuance of common stock.

  The registration rights agreements identified by the Company do not provide for or include the issuance of any warrants or other contracts that are indexed to or could be settled in the Company's own stock, and therefore the Company respectfully submits that EITF 00-19, "Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company's own Stock," and SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," are not applicable in this instance. The reference to warrants on page 88 of the Registration Statement as filed on May 12, 2006 under the heading "Registration Rights" referred to the outstanding warrants as currently presented on page F-28.

Financial Statements

25.
Please provide updated interim financial information through the period ended March 31, 2006.

  RESPONSE:    In response to the Staff's comment, the Company has revised the disclosure throughout the Registration Statement to reflect interim financial information through the period ended March 31, 2006.

26.
Disclose related party transactions on the face of the financial statements pursuant to Rule 4-08(k) of Regulation S-X.

  RESPONSE:    In response to the Staff's comment, the Company has modified the balance sheets, statements of operations and statements of cash flows, for all periods presented, to present in greater detail the related party transactions. These transactions include:

  •
  Notes payable, current portion—related party; and

  •
  Consulting fees—related party.

  Note 6, "Related Party Transactions," states that the Company paid referral fees and costs amounting to $3.4 million to accounts designated by Mr. Friedli, some of which accounts were held by third parties unrelated to Mr. Friedli. The Company advises that these costs were treated as deferred financing costs or an adjustment to additional paid-in capital, depending on the transaction.

Description of Business and Significant Accounting Policies, page F-8

27.
Please revise your disclosure to include a description of the predecessor company and a description of the transaction that resulted in the current organizational structure.

  RESPONSE:    In response to the Staff's comment, the Company has revised the disclosure on page F-8 of the Registration Statement to describe the Company's predecessor company and the transactions that resulted in the current organizational structure.

Inventory, page F-9

28.
We believe that excluding labor cost from inventory as described on page 38 under the caption Cost of Goods Sold has the effect of understating your inventory on the balance sheet and overstating gross profit reported in the statements of operations. Please restate your financial statements to include all costs of producing your inventory in the inventory balance and in cost of goods sold as appropriate.

  RESPONSE:    The Company respectfully acknowledges the Staff's comment. As disclosed in Management's Discussion and Analysis on page 38 of the Registration Statement, during the year ended December 31, 2005 the Company was in the process of refining its methods of tracking and accounting for direct labor costs of its employees as they relate to costs of goods sold. Consequently, the Company did not begin to include such costs in inventory and costs of goods sold until 2006. The Company advises that third-party labor costs currently represent the majority of all labor costs associated with inventory production, and are and have been included in costs of goods sold and inventory costs. The Company respectfully submits that, during the approximately six months of production that occurred during 2005, the amount of direct labor costs associated with its employees was not material to its financial position or statement of operations. An analysis by the Company of direct labor costs for the first quarter of 2006 confirms this fact, and reveals that the Company's employees' direct labor costs were approximately 11% of all production costs. Applying this same percentage to the amounts reported as of and for the year ended December 31, 2005 would result in $11,000 of additional inventory and a $49,000 reclassification between costs of goods sold and research and development costs. Based upon these results, the Company respectfully submits that the amounts are not significant enough to warrant restatement of the 2005 financial statements.

  However, the Company has modified the disclosure in "Cost of Goods Sold" on page 37 of the Registration Statement to include the following language: "Because our production process currently relies significantly on third-party labor, we believe that classifying direct labor costs associated with our employees as research and development costs did not materially affect our financial statements for the year ended December 31, 2005. However, direct labor costs associated with our employees are included in inventory and costs of goods beginning in the first quarter of 2006."

Revenue Recognition, page F-10

29.
Please tell us your basis for recognizing incidental assignment of technology rights as revenue at the time of receipt. Please clarify if the rights are from related parties.

  RESPONSE:    In response to the Staff's comment, the Company has revised the disclosure on page F-11 of the Registration Statement to reflect the Company's actual practice of recognizing revenue from the incidental assignment of technology rights on the accrual basis instead of the cash basis.

Stock Based Compensation, page F-12

30.
Please disclose in the financial statements, at a minimum, the following information for equity instruments granted during the 12 months prior to the date of the most recent balance sheet included in the filing:

•
For each grant date, the number of options or shares granted, the exercise price, the fair value of the common stock, and the intrinsic value, if any, per option

•
Whether or not the valuation used to determine the fair value of the equity instruments was contemporaneous or retrospective

  •
  Whether or not the valuation specialist was a related party

  RESPONSE:    In response to the Staff's comment, the Company has revised the disclosure on page F-23 of the Registration Statement to disclose the requested information concerning equity instruments granted in the 12 months prior to the date of the most recent balance sheet included in the Registration Statement.

31.
Disclose in Management's Discussion and Analysis the intrinsic value of outstanding vested and unvested options based on the estimated IPO price and the options outstanding as of the most recent balance-sheet date presented.

  RESPONSE:    The Company respectfully acknowledges the Staff's comment and confirms that the disclosure requested by the Staff will be added in a pre-effective amendment once the price range of the IPO has been determined.

32.
If the valuation of equity instruments was not performed contemporaneously, please disclose in the Management's Discussion and Analysis the following information relating to your issuances of equity instruments:

•
A discussion of significant factors, assumptions, and methodologies used in determining fair value

•
A discussion of each significant factor contributing to the difference between the fair value as of the date of each grant and the estimated IPO price or if a contemporaneous valuation by an unrelated valuation specialist was obtained subsequent to the grants but prior to the IPO, the fair value as determined by that valuation

•
The valuation alternative selected and the reason management chose not to obtain a contemporaneous valuation by an unrelated valuation specialist

  RESPONSE:    In response to the Staff's comment, the Company has revised the disclosure on pages 39 and 40 of the Registration Statement to provide the requested information relating to the Company's issuances of equity instruments.

Notes Payable and Capital Lease Obligations, pages F-16—F-17

33.
Please tell us and clarify in the filing how you determined the conversion rate of the loans from related parties to the company into Series D mandatorily redeemable convertible preferred stock.

  RESPONSE:    In response to the Staff's comment, the Company has revised the disclosure on pages F-17 and F-18 of the Registration Statement to clarify how the Company determined the conversion rate of the loans from related parties to the Company into Series D Mandatorily Redeemable Convertible Preferred Stock.

34.
Please disclose in Management's Discussion and Analysis the expected effect on your results of operations of recording the beneficial conversion feature for the convertible promissory notes of $19.8 million, $20.6 million and $2 million and provide us a calculation based on the estimated IPO price per share.

  RESPONSE:    The Company respectfully acknowledges the Staff's comment and confirms that the disclosure requested by the Staff will be added in a pre-effective amendment once the price range of the IPO has been determined. The Company's $20.6 million convertible note is not expected to convert upon an IPO because its terms provide for conversion only if an IPO occurs subsequent to December 20, 2006.

35.
Please disclose all significant terms of the convertible promissory notes (i.e. the conversion rate of the $20.6 million convertible promissory notes).

  RESPONSE:    In response to the Staff's comment, the Company has revised the disclosure on page F-18 of the Registration Statement to complete the description of all significant terms of the $20.6 million convertible promissory note. The Company respectfully submits that all significant terms of the other notes are described.

36.
Please disclose the redemption premium amounts recorded related to the $20.6 million convertible promissory note and the $2.0 million convertible promissory note and provide us a calculation.

  RESPONSE:    In response to the Staff's comment, the Company has revised the disclosure on page F-18 of the Registration Statement to include the redemption premium amounts for the $20.6 million convertible promissory note and the $2.0 million convertible promissory note. The Company advises that these redemptions have been included in Long-term interest payable as of December 31, 2005.

  The Company's calculations to determine the redemption premiums recorded as of December 31, 2005 are as follows:

    $20.6 million × 9% = $1.85 million redemption premium

    $2.0 million × 10% = $0.2 million redemption premium

Preferred Stock Rights and Preferences, page F-18

37.
Please provide us an analysis of your consideration given to recording a beneficial conversion feature for your convertible and mandatorily redeemable convertible preferred stock issued. Refer to EITF 98-5 and 00-27.

  RESPONSE:    The Company notes the Staff's comment and has analyzed recording a beneficial conversion feature for convertible and mandatorily redeemable convertible preferred stock issued based on EITF 98-5, "Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios," and EITF 00-27, "Application of Issue No. 98-5 to Certain Convertible Instruments." EITF 98-5 defines a beneficial conversion feature, in part, as one that is in-the-money at the commitment date.

  The Company believes that the conversion price of the convertible preferred and mandatorily redeemable convertible preferred when issued was at or above the fair value of the Company's common stock. The Company advises that although no formal independent valuation was performed coincident with the issuance of such convertible preferred stock, its internal analysis indicates that the conversion amounts were significantly higher than its estimate of the fair value of the Company's common stock on the date of issuance of the convertible instruments. Additionally, the independent valuation of the Company's common stock performed in December 2005 resulted in an estimated fair value of $1.71 per share as of December 31, 2005. Based on the recent success of achieving commercial sales of Osteocel in the second half of 2005 and debt and equity financing obtained in 2005, the Company believes that the December 31, 2005 valuation represents the highest value of the Company's common stock since prior to 2003. Based on the assertion that all of the conversion amounts were at or above the estimated fair value of the Company's stock on the commitment dates, no liability for a beneficial conversion feature has been recorded. The conversion amounts were fixed, and while many were dependent on the successful completion of an IPO exceeding a certain dollar amount, there were no variables that adjusted the conversion amount based upon the passage of time or the per share amount of an IPO. The Company notes that there are no additional cash payments required pursuant to these instruments in the event that the Company fails to successfully consummate an IPO, except for the mandatorily redeemable

  Series D issue whose redemption premium of $58,305 has been recorded as of December 31, 2005.

Class of shares	Conversion Amount per Share
Convertible preferred, Class I	$5.00
Convertible preferred, Series B	$5.50
Convertible preferred, Series C	$2.00
Mandatorily redeemable Series D	$0.20
Convertible preferred, Series E	$2.50

Signatures, p. II-7

38.
Please provide the signature of your Chief Accounting Officer or controller.

  RESPONSE:    In response to the Staff's comment, the Company has revised the Registration Statement to include the signature of its Chief Accounting Officer.

        Any questions or comments should be addressed to the undersigned at (215) 864-8606 or Douglas Fox at (410) 528-5505.

Sincerely,
Justin P. Klein
cc:
C. Randal Mills, Ph.D.
President and Chief Executive Officer
Osiris Therapeutics, Inc.
2001 Aliceanna Street
Baltimore, MD 21231

Donald J. Murray, Esq.
Dewey Ballantine LLP
1301 Avenue of the Americas
New York, New York 10019